CROMPTON CORPORATION

SENIOR FLOATING RATE NOTES DUE 2010

SUPPLEMENTAL INDENTURE
DATED AS OF MAY 31, 2005

WELLS FARGO BANK, NATIONAL ASSOCIATION
AS TRUSTEE

     SUPPLEMENTAL INDENTURE, dated as of May 31, 2005 (this "Supplemental Indenture"), between CROMPTON CORPORATION, a Delaware corporation (the "Company"), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association duly organized under the laws of the United States, as trustee (the "Trustee").

     WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of August 16, 2004 (the "Indenture"), pursuant to which the Company issued its Senior Floating Rate Notes Due 2010 (the "Notes");

     WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to authorize and approve a proposed amendment to a provision of the Indenture (the "Proposed Amendment");

     WHEREAS, Section 9.2 of the Indenture provides that the Company and the Trustee may amend the Indenture and the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding;

     WHEREAS, the Company is soliciting consents pursuant to a Consent Solicitation Statement, dated May 16, 2005 (the "Consent Solicitation Statement"), and accompanying Consent Letter, from the Holders of the Notes in connection with the Proposed Amendment as described in the Consent Solicitation Statement;

     WHEREAS, the Holders of at least a majority in principal amount of the Notes have consented to the Proposed Amendment to a provision of the Indenture in accordance with Section 9.2 of the Indenture; and

     WHEREAS, the execution and delivery of this Supplemental Indenture have been duly authorized and all conditions and requirements necessary to make this Supplemental Indenture a valid and binding agreement have been duly performed and complied with;

     NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, it is mutually covenanted and agreed, for the equal proportionate benefit of all Holders of the Notes, as follows:

ARTICLE I.
AMENDMENT TO ARTICLE I - DEFINITIONS AND INCORPORATION BY REFERENCE

     Section 1.1. Paragraph (2) of the definition of "Permitted Indebtedness" in Section 1.1 of the Indenture is hereby amended to read in its entirety as set forth below:

      (2)      Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $600.0 million less the amount of any payments made under the Credit Agreement pursuant to clause (3)(i) of Section 4.10(a);

ARTICLE II.
MISCELLANEOUS

     Section 2.1. The Trustee accepts the trusts created by the Indenture, as amended and supplemented by this Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as amended and supplemented by this Supplemental Indenture.

     Section 2.2. All capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Indenture.

     Section 2.3. Upon execution and delivery of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall be part of the terms and conditions of the Indenture for any and all purposes, and all the terms and conditions of both shall be read together as though they constitute one and the same instrument, except that in case of conflict, the provisions of this Supplemental Indenture will control.

     Section 2.4. Each of the Company and the Trustee hereby confirms and reaffirms the Indenture in every particular except as amended and supplemented by this Supplemental Indenture.

     Section 2.5. Notwithstanding an earlier execution date, the provisions of this Supplemental Indenture shall not become operative until such time as the Company notifies the Information Agent for the Consent Solicitation, Global Bondholder Services Corporation, on or prior to September 1, 2005, that each of the conditions set forth in the Consent Solicitation Statement, including (i) the closing of the definitive merger agreement for an all-stock merger transaction between the Company and Great Lakes Chemical Corporation, (ii) the replacement of or amendment to the Company's Credit Agreement, dated as of August 16, 2004, among the Company, the lenders from time to time party thereto, Deutsche Bank AG Cayman Islands Branch and Deutsche Bank AG New York Branch or the execution of a waiver thereunder permitting the Proposed Amendment, is either satisfied or waived, and (iii) the absence of any law or regulation that would, and the absence of any injunction or action or other proceeding (pending or threatened) that could, in the Company's sole judgment, make unlawful or invalid or enjoin the implementation of the Proposed Amendment or that would, in the Company's sole judgment, question the legality or validity thereof. The Company shall promptly notify the Trustee in writing that this Supplemental Indenture has become operative.

     Section 2.6. All covenants and agreements in this Supplemental Indenture by the Company or the Trustee shall bind their respective successors and assigns, whether so expressed or not.

     Section 2.7. In case any provisions in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     Section 2.8. Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors under the Indenture and the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under the Indenture.

     Section 2.9. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together shall represent the same agreement. One signed copy is enough to prove this Supplemental Indenture.

     Section 2.10. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to principles of conflicts of law. Each of the parties hereto agrees to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Supplemental Indenture.

     Section 2.11. All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as amended and supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

     Section 2.12. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be liable or responsible for the validity or sufficiency of this Supplemental Indenture or the due authorization of this Supplemental Indenture by the Company. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct of, affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided.

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

CROMPTON CORPORATION
By:	/s/ Eric C. Wisnefsky

          Name: Eric C. Wisnefsky
          Title: Vice President Corporate Finance and Treasurer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee
By:	/s/ Jane Y. Schweiger

          Name: Jane Y. Schweiger
          Title: Vice President